# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERMIAN BASIN ROYALTY TRUST, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, C/O ARGENT TRUST COMPANY, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001056823-23-000013
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,379,692; sole dispositive power 6,379,692; aggregate amount beneficially owned 6,379,692 (13.7% of the class)
  Comment: Horizon Kinetics Asset Management LLC (HKAM) is a wholly owned subsidiary of Horizon Kinetics Holding Corporation (HKHC).
- Horizon Kinetics Holding Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 6,379,692; shared voting power 0; sole dispositive power 6,379,692; shared dispositive power 0; aggregate amount beneficially owned 6,379,692 (13.7% of the class)
  Comment: HKHC is the parent company to HKAM. HKHC may be deemed to beneficially own the 6,379,692 Shares beneficially owned by HKAM.

## Item 1. Issuer
Name of issuer: PERMIAN BASIN ROYALTY TRUST
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, C/O ARGENT TRUST COMPANY, DALLAS, TEXAS, 75219-4518.

## Item 2. Person Filing
Name of person filing: HKAM is a wholly owned subsidiary of HKHC.
Address of principal business office or, if none, residence: 470 Park Avenue South, 4th FL S, New York, NY 10016
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,379,692 Shares
Percent of class: 13.7%
Sole power to vote or to direct the vote: 6,379,692 Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,379,692
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (04/29/2026)
- Horizon Kinetics Holding Corp: /s/Jay Kesslen, General Counsel (04/29/2026)